Correspondence

January 4, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:	H. Roger Schwall Assistant Director

Re:	Amish Naturals, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed: December 20, 2007 File No. 333-146609

Dear Mr. Schwall:

        On behalf of our client, Amish Naturals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 28, 2007 to David Skinner, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form SB-2 (the “Registration Statement”) (File No. 333-146609), which was filed with the Commission on December 20, 2007. This response letter is being transmitted today via EDGAR. For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s response thereto.

1.	We refer you to the amendments and rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Please revise the disclosure in your filing and provide the disclosure required by Items 402, 403, 404 and 407 of Regulation [S-B], including, as applicable, information that relates to your recently completed fiscal year. Please refer to Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A, the Compliance and Disclosure interpretations relating to the new rules, and the Staff Observations in the Review of Executive Compensation Disclosure that are available on our website, http://www.sec.gov.

H. Roger Schwall
January 4, 2008

        We have revised the Registration Statement so that it conforms with the amendments and rules regarding disclosure requirements for executive and director compensation, related person transactions, director independence and other corporate governance matters and security ownership of officers and directors, promulgated by the Commission in Securities Act Release No. 8732A including, as applicable, information relating to our fiscal year ended September 30, 2007. Such revisions are reflected in Amendment No. 3 to the Registration Statement, which the Company has filed today with the Commission via EDGAR. The revisions appear most prominently in the section of the Registration Statement entitled “Executive Compensation” beginning on page 22, where we have provided, inter alia, the following disclosure:

o	Summary Compensation Table, setting forth all required compensation information for the principal executive officer and the three most highly compensated executive officers other than the principal executive officer.

o	Narrative disclosure to the Summary Compensation Table has been revised to include the material terms of option grants.

o	A table entitled Outstanding Equity Awards at Fiscal Year End has been added setting forth the data required pursuant to Item 402(d) of Regulation S-B.

o	We have provided disclosure regarding director compensation pursuant to Item 402(f) of Regulation S-B, both in a table entitled Director Compensation and in narrative format.

o	We have provided additional disclosure regarding related party transactions required pursuant to Item 404 of Regulation S-B in the section of the Registration Statement entitled “Certain Relationships and Transactions and Corporate Governance.”

        In addition, we have updated the Registration Statement wherever necessary to conform to the updated audited financial statements and to provide current information as of the latest practicable date.

        We have also transmitted to the Staff supplementally via EDGAR a blacklined version of Amendment No. 3 to the Registration Statement to indicate the changes made since Amendment No. 2.

        Please call me at (516) 227-0633 should the Staff have any remaining questions or require any additional supplemental information regarding the Registration Statement.

Very truly yours, /s/ Alon Y. Kapen Alon Y. Kapen

AYK/pt